Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Dated November 5, 2026
Relating to Prospectus Dated January 7, 2026
Registration Statement No. 333-292478
Precision BioSciences, Inc.
Common Stock
Pre-Funded Warrants to Purchase Common Stock
This free writing prospectus relates only to the offering by Precision BioSciences, Inc. (“we,” “us,” “our,” “the Company” and “Precision”) of shares of common stock and, in lieu of shares of common stock to certain investors, pre-funded warrants to purchase shares of common stock (the “Offering”) described below and should be read together with the prospectus dated January 7, 2026 (the “Prospectus”) included in the Company’s Registration Statement on Form S-3 (File No. 333-292478), including the documents incorporated by reference therein (the “Registration Statement”). This free writing prospectus supplements the Prospectus primarily to (i) reflect the terms of certain pre-funded warrants, and the shares of common stock issuable upon the exercise of such pre-funded warrants, being offered by the Company and (ii) disclose a recent development regarding the Company that may be relevant to investors participating in the Offering. Except as otherwise indicated, all information in this free writing prospectus and the Prospectus assumes no exercise of outstanding options or warrants.
This free writing prospectus is qualified in its entirety by reference to the Prospectus, including the documents incorporated by reference therein. Financial information and other information presented in the Prospectus or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This free writing prospectus should be read together with the Prospectus, including the documents incorporated by reference therein, before making a decision in connection with an investment in the securities. Capitalized but not defined terms used in this free writing prospectus have the meanings given to them in the Prospectus.
The Company has filed the Registration Statement (including the Prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the Offering to which this communication relates. Before you invest, you should read the Prospectus in that Registration Statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the Offering. Copies of the final prospectus supplement for the Offering may be obtained, when available, for free by visiting EDGAR on the SEC website at www.sec.gov or by contacting (i) TD Securities (USA) LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by email at TDManualrequest@broadridge.com, or (ii) Guggenheim Securities, LLC by telephone at (212) 518-9544, or by email at GSEquityProspectusDelivery@guggenheimpartners.com.

Issuer:	Precision BioSciences, Inc.

Common stock offered by us:	shares.

Pre-Funded Warrants offered by us:	We are also offering, in lieu of shares of our common stock to certain investors, pre-funded warrants to purchase up to shares of our common stock. The purchase price of each pre-funded warrant is equal to the price per share of our common stock at which the shares of our common stock are being sold in this Offering, minus $0.000005, the exercise price of each pre-funded warrant. Each pre-funded warrant will be exercisable from the date of issuance until fully exercised, subject to an ownership limitation.

Listing:	Shares of our common stock are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “DTIL.” We do not intend to list the pre-funded warrants on Nasdaq or any other national securities exchange or nationally recognized trading system. Without an active market, the liquidity of the pre-funded warrants will be limited.
Recent Developments
On November 5, 2026, the Company issued a press release announcing a late-breaking oral presentation at the American Association for the Study of Liver Diseases (AASLD) The Liver Meeting® 2026. The presentation includes new and updated preliminary data from the ongoing Phase 1 ELIMINATE-B study of PBGENE-HBV, the first and only in vivo gene editing therapy designed to eliminate cccDNA, the root cause of chronic hepatitis B. The abstract for the Company’s late-breaking oral presentation was published on November 5, 2026.
As of the September 28, 2026 data cutoff date, 25 patients had received a total of 59 administrations of PBGENE-HBV across four dose levels. Key findings include:
•Phase 1 ELIMINATE-B study successful, PBGENE-HBV program advancing to Phase 2
•PBGENE-HBV achieves target profile at 0.4 mg/kg dose, evaluating both monotherapy and combination therapy for chronic hepatitis B, with dosing expected to begin in the first quarter of 2027
•Achieved undetectable pgRNA in 100% of evaluable patients at expected go forward dose 0.4 mg/kg (one patient, dosed with two administrations at 0.65 mg/kg, experienced a 95% reduction in pgRNA at the time of the data cutoff, with further assessment ongoing); Durable and ongoing pgRNA loss in 100% of patients who achieved undetectable pgRNA and had ≥6 months of follow-up
•First HBeAg positive patient achieved a 100% pgRNA loss from a baseline of 3.7-log copies/mL at 0.4 mg/kg dose
•Reproducible liver biopsy findings demonstrated 1-log to 1.5-log reductions in cccDNA at the 0.4 mg/kg expected go forward dose across multiple patients
•Treatment effect observed in 100% of evaluable patients as measured by HBsAg reduction; Maximal HBSAg reductions approached 94% at 0.4 mg/kg, with antiviral activity observed in patients with and without pgRNA at baseline
•PBGENE-HBV demonstrated a well-characterized and manageable safety profile across 59 administrations in 25 patients, with no dose-limiting toxicities and no serious adverse events at the 0.4 mg/kg go-forward dose
On November 5, 2026, the Company also issued a press release announcing that the first patient dosed with PBGENE-DMD completed the eight week observation period following PBGENE-DMD treatment with no reported safety concerns, including no serious adverse events or adverse events of special interest reported through week eight, and the independent Data Safety Monitoring Board for the FUNCTION-DMD clinical trial endorsed proceeding with dosing additional patients in Part 1 of the study. Safety and efficacy updates are expected from the FUNCTION-DMD trial throughout 2027.

Risk Factors
There is no public market for the pre-funded warrants being offered in this Offering.
There is no established public trading market for the pre-funded warrants being offered in this Offering, and we do not expect a market to develop. In addition, we do not intend to apply to list these pre-funded warrants on any securities exchange or nationally recognized trading system, including Nasdaq. Without an active market, the liquidity of these pre-funded warrants will be limited.
We may not receive any additional funds upon the exercise of the pre-funded warrants being offered.
Each pre-funded warrant may be exercised by way of a cashless exercise, meaning that the holder may not pay a cash purchase price upon exercise, but instead would receive upon such exercise the net number of shares of our common stock determined according to the applicable formula set forth in the pre-funded warrant. Accordingly, we may not receive any additional funds upon the cashless exercise of the pre-funded warrants or if the pre-funded warrants are not exercised at all.
Holders of pre-funded warrants purchased in this Offering will have no rights as common stockholders until such holders exercise their pre-funded warrants and acquire our common stock.
Until holders of the pre-funded warrants acquire shares of our common stock upon exercise of such pre-funded warrants, the holders will have no rights with respect to the shares of our common stock underlying such pre-funded warrants, such as voting rights or the rights to receive dividends. Upon exercise of the pre-funded warrants, the holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise.
Significant holders or beneficial holders of our common stock may not be permitted to exercise pre-funded warrants that they hold.
Holders of the pre-funded warrants will not be entitled to exercise any portion of any pre-funded warrant which, upon giving effect to such exercise, would cause the aggregate number of shares of our common stock beneficially owned by the holder (together with its affiliates) to exceed a specified percentage of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. As a result, you may not be able to exercise your pre-funded warrants for shares of our common stock at a time when it would be financially beneficial for you to do so. In such circumstances, you could seek to sell your pre-funded warrants to realize value, but you may be unable to do so in the absence of an established trading market for the pre-funded warrants.
Pre-funded warrant holders may be subject to tax if we make or fail to make certain adjustments to the exercise price of, or number of shares issuable upon exercise of, the pre-funded warrants even though pre-funded warrant holders do not receive a corresponding cash distribution.
The terms of each pre-funded warrant provide for an adjustment to the number of shares of our common stock for which the pre-funded warrant may be exercised or to the exercise price of the pre-funded warrant in certain events. An adjustment which has the effect of preventing dilution is generally not a taxable event. Nevertheless, holders of pre-funded warrants may be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of our common stock that would be obtained upon exercise or through a decrease in the exercise price of the pre-funded warrants), including as a result of a distribution of cash or other property, such as other securities, to the holders of our common stock, or as a result of the issuance of a stock dividend to holders of our common stock, in each case which is taxable to such holders as a distribution. In addition, the failure to provide for an adjustment (or to adequately adjust) to prevent dilution may also result in a constructive distribution. If you are a Non-U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences”) of a pre-funded warrant, any deemed dividend would be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty, which may be withheld from or set off against subsequent deliveries of stock on the exercise of the pre-funded warrants by such Non-U.S. Holder or any proceeds of any subsequent sale, exchange or other disposition of such pre-funded warrant by such Non-U.S. Holder or other funds or assets of such Non-U.S. Holder. See “Material U.S. Federal Income Tax Consequences.”
Use of Proceeds
We estimate that the net proceeds to us from this Offering will be approximately $          million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and excluding any proceeds we may receive upon exercise of the pre-funded warrants being sold in this Offering. We cannot predict when or if these pre-funded warrants will be exercised. It is possible that these pre-funded warrants may never be exercised.
We intend to use the net proceeds of this Offering to fund the continued research and development of PBGENE-HBV and PBGENE-DMD, and for working capital and general corporate purposes.
Description of Pre-Funded Warrants
The following is a summary of the material attributes and characteristics of the pre-funded warrants. The form of pre-funded warrant will be provided to the pre-funded warrant purchasers in this Offering and will be filed as an exhibit to a Current Report on Form 8-K with the SEC in connection with this Offering. The following summary is subject in all respects to the provisions contained in the pre-funded warrants.
Term
The pre-funded warrants will not expire until they are fully exercised.
Exercisability
The pre-funded warrants are exercisable at any time after their original issuance. The pre-funded warrants will be exercisable, at the option of the holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full of the exercise price in immediately available funds for the number of shares of common stock purchased upon such exercise. As an alternative to payment in immediately available funds, the holder may, in its sole discretion, elect to exercise the pre-funded warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of our common stock determined according to the formula set forth in the pre-funded warrants. No fractional shares of our common stock will be issued in connection with the exercise of a pre-funded warrant. In lieu of fractional shares, we will, at our election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price (as defined in the pre-funded warrant) or round up to the next whole share.
Exercise Limitations
We may not effect the exercise of any pre-funded warrant, and a holder will not be entitled to exercise any portion of any pre-funded warrant to the extent that after giving effect to such exercise, the holder (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 4.99% (or, at the holder’s option upon issuance, 9.99%) of the number of shares of our common stock outstanding immediately after giving effect to the issuance of shares of common stock issuable upon exercise of such pre-funded warrant. A holder, upon notice to us, may increase or decrease the beneficial ownership limitation under the pre-funded warrant, provided that it in no event exceeds 19.99% of the number of shares of our common stock outstanding immediately after giving effect to the issuance of shares of common stock upon exercise of the pre-funded warrant. Any such increase in the percentage will not be effective until the 61st day after such notice is delivered to us.
Exercise Price
The exercise price of our shares of common stock purchasable upon the exercise of the pre-funded warrants is $0.000005 per share. The exercise price of the pre-funded warrants and the number of shares of common stock issuable upon exercise of the pre-funded warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our shares of common stock.
Adjustments
In addition to the adjustments described under “Exercise Price” above, if we grant, issue or sell any common stock equivalents or rights to purchase stock, warrants, securities or other property pro rata to all record holders of any class of shares of our common stock or declare or make any dividend or other distribution of our assets (or rights to acquire our assets) to holders of shares of common stock, by way of return of capital or otherwise, then, in each case, each pre-funded warrant holder will be entitled to acquire such rights or participate in such distribution, on the same terms as the holder could have acquired or participated if the holder held the number of shares of common stock acquirable upon complete exercise of the pre-funded warrant without regard to any exercise limitations, subject to certain exceptions to the extent participation would result in the holder exceeding its beneficial ownership limitation under the pre-funded warrant.
Transferability
Subject to applicable laws, the pre-funded warrants may be offered for sale, sold, transferred or assigned without our consent, in accordance with the terms of the pre-funded warrants.
Exchange Listing
We do not intend to list the pre-funded warrants on Nasdaq, any other national securities exchange or any other nationally recognized trading system.
Fundamental Transactions
Upon the consummation of a fundamental transaction (as described in the pre-funded warrants, and generally including any reclassification or compulsory share exchange of our common stock, the sale of all or substantially all of our properties or assets, our consolidation or merger with or into another person, or that results in the acquisition of more than 50% of our outstanding common stock, or a business combination, including a reorganization or recapitalization, whereby the counterparty acquires more than 50% of the voting power of our outstanding common stock), a holder of the pre-funded warrants will be entitled to receive, upon exercise of the pre-funded warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction, without regard to any limitations on exercise contained in the pre-funded warrants.
No Rights as a Stockholder
Except by virtue of such holder’s ownership of shares of our common stock, the holder of a pre-funded warrant does not have the rights or privileges of a holder of shares of our common stock, including any voting rights, until such holder exercises the pre-funded warrant.

Material U.S. Federal Income Tax Consequences
The following discussion is a summary of the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders (each, as defined below, and together, “Holders”) of the purchase, ownership, and disposition of our common stock and the pre-funded warrants issued pursuant to this offering, which we refer to collectively as our securities, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our securities.
This discussion is limited to Holders that hold our common stock or pre-funded warrants as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and any alternative minimum tax. In addition, it does not address consequences relevant to Holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons holding our common stock or pre-funded warrants as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies, and other financial institutions;
•real estate investment trusts or regulated investment companies;
•brokers, dealers, or traders in securities;
•“controlled foreign corporations,” “foreign controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•S corporations, partnerships or other entities or arrangements treated as pass-through entities for U.S. federal income tax purposes (and investors therein);
•tax-exempt organizations or governmental organizations;
•persons deemed to sell our common stock or pre-funded warrants under the constructive sale provisions of the Code;
•persons who hold or receive our common stock or pre-funded warrants pursuant to the exercise of any employee stock option or otherwise as compensation;
•tax-qualified retirement plans; and
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock or pre-funded warrants, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our common stock or prefunded warrants and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK OR PRE-FUNDED WARRANTS ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of U.S. Holder and Non-U.S. Holder
For purposes of this discussion, a “U.S. Holder” is any beneficial owner of our common stock or pre-funded warrants that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock or pre-funded warrants that is neither a U.S. Holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.
Tax Treatment of Pre-Funded Warrants
Although not entirely free from doubt, we intend to take the position that a pre-funded warrant should be treated as a share of our common stock for U.S. federal income tax purposes and therefore a holder of a pre-funded warrant should generally be taxed in the same manner as a holder of such common stock, as described below. Accordingly, no gain or loss should be recognized (other than with respect to cash paid in lieu of a fractional share) upon the exercise of a pre-funded warrant and, upon exercise, the holding period of a pre-funded warrant should carry over to the common stock received. Similarly, the tax basis of the pre-funded warrant should carry over to the common stock received upon exercise, increased by the exercise price per share of common stock.
However, our characterization is not binding on the IRS, and the IRS may treat a pre-funded warrant as a warrant to acquire our common stock. In that case, the amount and character of any gain or loss with respect to an investment in our pre-funded warrants could be materially different than the discussion set forth below. Accordingly, each prospective investor in our pre-funded warrants should consult such investor’s tax advisor regarding the risks associated with the purchase, ownership, and disposition of pre-funded warrants pursuant to this offering (including potential alternative characterizations). The remainder of this discussion generally assumes that a pre-funded warrant is treated as a share of our common stock for U.S. federal income tax purposes.

Tax Considerations Applicable to U.S. Holders
Distributions
We do not anticipate declaring or paying cash dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital to the extent of a U.S. Holder’s adjusted tax basis in our common stock that will be applied against and reduce (but not below zero) such tax basis. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under “—Tax Considerations Applicable to U.S. Holders—Sale or Other Taxable Disposition” below.
Dividends we pay to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions, and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. Holder will generally constitute “qualified dividends” that will be subject to U.S. federal income tax at preferential long-term capital gains rates. U.S. Holders should consult with their tax advisors regarding the availability of the dividends received deduction or the lower preferential rate for qualified dividend income, as the case may be, for any dividends paid with respect to our common stock.
In the event we make distributions of cash or property on our common stock and U.S. Holders of pre-funded warrants receive corresponding distributions, while not clear, a U.S. Holder of pre-funded warrants may be subject to the same tax consequences in respect of such distributions as described in the preceding two paragraphs.
Sale or Other Taxable Disposition
A U.S. Holder will recognize gain or loss on the sale (including in an open market transaction), taxable exchange or other taxable disposition of our common stock or pre-funded warrants. Any such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the U.S. Holder’s holding period for our common stock or pre-funded warrants so disposed of (as applicable) exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders will generally be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
The amount of gain or loss recognized will generally be equal to the difference between (1) the sum of the amount of cash and the fair market value of any property received in such disposition and (2) the U.S. Holder’s adjusted tax basis in its common stock or pre-funded warrants so disposed of. A U.S. Holder’s adjusted tax basis in its common stock or pre-funded warrants will generally equal the U.S. Holder’s acquisition cost (which, in the case of our common stock received upon exercise of a pre-funded warrant, includes the exercise price), less any prior distributions treated as a return of capital, and in the case of pre-funded warrants, increased by any constructive distributions treated as dividends.
Possible Constructive Distributions with Respect to Our Pre-Funded Warrants
The terms of each pre-funded warrant provide for an adjustment to the number of shares of our common stock for which the pre-funded warrant may be exercised or to the exercise price of the pre-funded warrant in certain events, as discussed in this free writing prospectus under the section entitled “Description of Pre-Funded Warrants.” An adjustment which has the effect of preventing dilution is generally not a taxable event. Nevertheless, a U.S. Holder of pre-funded warrants may be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of our common stock that would be obtained upon exercise or through a decrease in the exercise price of the pre-funded warrants), including as a result of a distribution of cash or other property, such as other securities, to the holders of our common stock, or as a result of the issuance of a stock dividend to holders of our common stock, in each case which is taxable to such holders as a distribution. In addition, the failure to provide for an adjustment (or to adequately adjust) to prevent dilution may also result in a constructive distribution. Any constructive distribution received by a U.S. Holder would be subject to tax in the same manner as if such U.S. Holder received a cash distribution (as described above under “—Tax Considerations Applicable to U.S. Holders—Distributions”) from us equal to the fair market value of such increased proportionate interest. Generally, a U.S. Holder’s adjusted tax basis in its pre-funded warrant would be increased to the extent any such constructive distribution is treated as a dividend. For certain informational reporting purposes, we are required to determine the date and amount of any such constructive distributions and publicly report such information or report such information to the IRS and holders of pre-funded warrants not exempt from information reporting. Proposed Treasury Regulations, which we may rely on prior to the issuance of final regulations, specify how the date and amount of constructive distributions, and withholding obligations with respect thereto, are determined. U.S. Holders should consult their tax advisors regarding the treatment or any adjustments or the non-occurrence of an adjustment to pre-funded warrants.
Information Reporting and Backup Withholding
Dividend payments or other distributions with respect to our common stock or pre-funded warrants paid, and constructive distributions with respect to a pre-funded warrant deemed paid, in each case to a U.S. Holder and proceeds from the sale, exchange or other taxable disposition of our common stock or pre-funded warrants by a U.S. Holder generally are subject to information reporting to the IRS and possible U.S. backup withholding, unless the U.S. Holder is an exempt recipient and certifies to such exempt status. Backup withholding may apply to such payments if a U.S. Holder fails to furnish a correct taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.
Tax Considerations Applicable to Non-U.S. Holders
Distributions
We do not anticipate declaring or paying cash dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Tax Considerations Applicable to Non-U.S. Holders—Sale or Other Taxable Disposition.” In the event we make distributions of cash or property on our common stock and Holders of the pre-funded warrants receive corresponding distributions, while not clear, a Non-U.S. Holder of the pre-funded warrants may be subject to the same treatment in respect of such distributions.
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S.

Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption from withholding, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock or pre-funded warrants unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our common stock or pre-funded warrants constitute a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock or pre-funded warrants, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our common stock or pre-funded warrants by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock or pre-funded warrants are treated as “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock and/or pre-funded warrants throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. Non-U.S. Holders of pre-funded warrants should consult their tax advisors regarding the application of these rules with respect to the pre-funded warrants.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Possible Constructive Distributions with Respect to Our Pre-Funded Warrants
The terms of each pre-funded warrant provide for an adjustment to the number of shares of our common stock for which the pre-funded warrant may be exercised or to the exercise price of the pre-funded warrant in certain events, as discussed in the section of this free writing prospectus captioned “Description of Pre-Funded Warrants.” An adjustment which has the effect of preventing dilution is generally not a taxable event. Nevertheless, a Non-U.S. Holder of pre-funded warrants may be treated as receiving a constructive distribution from us if, for example, the adjustment increases the holder’s proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of our common stock that would be obtained upon exercise or through a decrease in the exercise price of the pre-funded warrants), including as a result of a distribution of cash or other property, such as other securities, to the holders of our common stock, or as a result of the issuance of a stock dividend to holders of our common stock, in each case which is taxable to such holders of such shares as a distribution. In addition, the failure to provide for an adjustment (or to adequately adjust) to prevent dilution may also result in a constructive distribution. Any constructive distribution received by a Non-U.S. Holder would be subject to U.S. federal income tax (including any applicable withholding) in the same manner as if such Non-U.S. Holder received a cash distribution (as described above under “—Tax Considerations Applicable to Non-U.S. Holders—Distributions”) from us equal to the fair market value of such increased proportionate interest. It is possible that any withholding tax on such a constructive distribution might be satisfied by us or the applicable withholding agent from other distributions to the Non-U.S. Holder, or from proceeds subsequently paid or credited to such holder. Generally, a Non-U.S. Holder’s adjusted tax basis in its pre-funded warrant would be increased to the extent any such constructive distribution is treated as a dividend. For certain informational reporting purposes, we are required to determine the date and amount of any such constructive distributions and publicly report such information or report such information to the IRS and holders of pre-funded warrants not exempt from information reporting. Proposed Treasury Regulations, which we may rely on prior to the issuance of final regulations, specify how the date and amount of constructive distributions, and withholding obligations with respect thereto, are determined. Non-U.S. Holders should consult their tax advisors regarding the tax treatment of any adjustments to the non-occurrence of an adjustment to pre-funded warrants.
Information Reporting and Backup Withholding
Payments of dividends or other distributions on our common stock or pre-funded warrants (including any constructive distributions with respect to pre-funded warrants described in “—Tax Considerations Applicable to Non-U.S. Holders—Possible Constructive Distributions on Pre-Funded Warrants” above) will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions (including constructive distributions) on our common stock or pre-funded warrants paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock or pre-funded warrants within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock or pre-funded warrants conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends (including constructive dividends) on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock or pre-funded warrants paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends (including constructive dividends) on our securities. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our securities.
General
Additional conforming changes are hereby made to the Prospectus to reflect the changes described in this free writing prospectus. All terms of the Prospectus applicable to our common stock will be applicable to the shares underlying the pre-funded warrants upon issuance.
We have filed a registration statement, including the Prospectus, with the SEC for the Offering to which this communication relates. Before you invest, you should read the Prospectus and other documents we have filed with the SEC for more complete information about the Company and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.